AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998
                                                   Registration No. 333-________

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   __________

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   __________

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
             (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                            06-1320610
(State or Other Jurisdiction of                              (IRS Employer
 Incorporation or Organization)                            Identification No.)

             304 VASSAR STREET, CAMBRIDGE, MA 02139 (617) 374-9800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              ARTHUR M. TOSCANINI
                            Chief Financial Officer
                               304 VASSAR STREET
                              CAMBRIDGE, MA 02139
                                 (617) 374-9800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   __________

                                    COPY TO:
                             STEVEN C. BROWNE, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                               HIGH STREET TOWER
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   __________

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED           PROPOSED
                TITLE OF                                           MAXIMUM            MAXIMUM
                 SHARES                        AMOUNT TO       OFFERING PRICE        AGGREGATE           AMOUNT OF
            TO BE REGISTERED                 BE REGISTERED      PER SHARE(1)     OFFERING PRICE(1)  REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------
      COMMON STOCK, $.01 PAR VALUE         1,512,392  SHARES     $23.15625        $35,021,327.25       $10,331.29
--------------------------------------------------------------------------------------------------------------------
   PREFERRED STOCK PURCHASE RIGHTS(3)              -                  -                  -                   -
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") on the Nasdaq National Market on September 29, 1998.

(3) Pursuant to the Company's Rights Agreement, as amended, one right to purchase a unit of preferred stock of the Company (each a "Preferred Stock Purchase Right" or "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1998

                                   PROSPECTUS

                               1,512,392  SHARES

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.


                                  COMMON STOCK

                            _______________________


     This Prospectus relates to the sale of up to 1,512,392 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") by certain stockholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "CATP." On September 29, 1998, the last reported sale price for the Common Stock of the Company on the Nasdaq National Market was $21.375 per share.

                                _______________

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                _______________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE.

                                _______________

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


               The date of this Prospectus is October _____, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such documents, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Arthur M. Toscanini, Chief Financial Officer, Cambridge Technology Partners, 304 Vassar Street, Cambridge, Massachusetts 02139 (telephone: (617) 374-9800).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-21040):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

     3. The Company's Current Reports on Form 8-K dated February 17, 1998 and September 11, 1998.

     4. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act with the Commission on December 24, 1992, including any amendment or report filed for the purpose of updating such description.

     5. The description of the preferred stock purchase rights which accompany each share of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A/A (Amendment No. 1) filed under the Exchange Act with the Commission on September 30, 1998, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     The Company is an international management consulting and systems integration firm. The Company combines management consulting, information technology ("IT") strategy, process innovation and implementation, custom and package software deployment, network services, and educational services to rapidly deliver end-to-end business solutions for clients. The Company provides the majority of its services on a fixed-price, fixed-timetable model with client involvement at all stages of the process. In performing its services, the Company employs a rapid development methodology that features an iterative approach and conducts facilitated workshops that bring together key client users, executives, and IT professionals to achieve consensus on the business case, strategic objectives, and functionality of a business solution. The Company believes that this approach permits the delivery of results in unprecedented time frames, typically within three to twelve months.

     The Company's principal offices are located at 304 Vassar Street, Cambridge, Massachusetts 02139 and the Company's telephone number is (617) 374-9800.

                              RECENT DEVELOPMENTS

     On August 31, 1998, the Company acquired Excell Data Corporation, a Washington corporation ("Excell"), pursuant to an Agreement and Plan of Merger, dated as of August 31, 1998 (the "Acquisition Agreement"), by and among the Company, Cambridge/Washington Acquisition Corp., a Washington corporation and wholly-owned subsidiary of the Company, Excell, and the shareholders of Excell (the "Acquisition"). In connection with the Acquisition, the Company issued a total of 1,680,416 shares of Common Stock to the former Excell shareholders. Of the 1,680,416 shares of Common Stock issued in connection with the Acquisition, 168,024 shares are being held in escrow until August 31, 1999 to cover any reimbursable claims under the Acquisition Agreement and related agreements.

     The Acquisition will be accounted for under the pooling-of-interests method. Under the pooling-of-interests method, the expenses of the transaction are recorded in the period in which the Acquisition occurs. As a result, the Company expects to incur expenses in the third quarter of 1998 of approximately $1.7 million for the transaction and $6.7 million for payments to discharge Excell's obligations under an Excell employee benefit plan. The terms of the Acquisition are more fully described in the Acquisition Agreement, a Registration Rights Agreement and an Escrow Agreement, copies of which were filed as exhibits to the Current Report on Form 8-K filed by the Company with the Commission on September 11, 1998.

     Excell, which is based in Bellevue, Washington, is a systems integrator of Microsoft-centric solutions. The Acquisition provides the Company with additional resources for its Rapid Application Deployment business, augmenting its existing Microsoft-specific application development capabilities. The Acquisition will also extend the Company's capabilities in the network services market and expand the Company's existing offerings in network assessment, development, and design to include implementation of multi-vendor applications, messaging systems and network systems in heterogeneous network environments. As a result of the Acquisition, the Company will add approximately 510 employees in Bellevue, Washington, Portland, Oregon, and Denver, Colorado.

                                  RISK FACTORS

This Prospectus includes or incorporates by reference forward-looking statements (statements that are not historical facts) which involve risks and uncertainties, particularly as to future net revenues and profits, capital expenditures, liquidity sources and needs, working capital needs, increases in personnel and related costs, opening additional offices, and project personnel costs, general and administrative expenses, sales and marketing expenses, and other costs as a percentage of net revenues. The Company's actual future results may differ significantly from those stated in any forward-looking statements. While it is impossible to identify each factor and event that could affect the Company's results, in addition to the other information in this Prospectus and the information incorporated in this Prospectus by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

Risks Associated with Acquisitions.  The Company has completed, and may in the
----------------------------------
future pursue, acquisitions of companies, technologies or assets that complement the Company's business. The Acquisition was completed on August 31, 1998. The successful integration of acquired companies, technologies and assets, including Excell, is important to the future financial performance of the Company. The anticipated benefits of such acquisitions may not be achieved unless, among other things, the operations of acquired companies, technologies and assets, including Excell, are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate such acquisitions, including Excell, into the operations of the Company.

Management of Growth.  The Company is currently experiencing a period of growth
--------------------
which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business.

Attraction and Retention of Employees.  The Company's business involves the
-------------------------------------
delivery of professional services and is labor-intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly project managers and client managers and other senior technical personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing project managers, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of a significant number of the Company's project managers, client managers and other senior personnel or the failure to attract new, highly skilled employees could have a material adverse impact on the Company, including its ability to secure and complete engagements.

Variability of Quarterly Operating Results.  Variations in the Company's
------------------------------------------
revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter, employee hiring, retention, and utilization rates, acceptance and profitability of the Company's services in new territories, and integration of acquired companies. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. In addition, the Company believes that the purchasing patterns of clients and potential clients may be affected by Year 2000 issues. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase information technology services such as those offered by the Company. The Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project or a client's decision not to proceed to the stage of a project anticipated by the Company could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. Because substantially all of the Company's engagements are performed on a fixed-price basis, the Company also bears the risk of cost overruns and inflation. In addition, in order to meet client demand, the Company expects to continue to increase its professional staff and to open additional sales and operations offices in the remainder of 1998 and in 1999. Although the Company's plans to open offices and hire personnel are driven in response to increased demand for the Company's management consulting and systems integration services, a portion of these expenses will be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated.

Competition.  The management and information technology consulting and software
-----------
development market comprises a large number of participants, is subject to rapid changes, and is highly competitive. The market includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment companies such as Hewlett-Packard Company, IBM, and Compaq, facilities management and MIS outsourcing companies, "Big Five" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, American Management Systems, Cap Gemini America, the consulting division of Computer Sciences Corporation, Electronic Data Systems Corporation, Sapient Corporation, Renaissance Worldwide, Inc. and Complete Business Solutions, Inc. The Company also faces competition from information services organizations within potential clients. Some participants in the management and information technology consulting and software development market have significantly greater financial, technical and marketing resources and greater name recognition than Cambridge Technology Partners, and generate greater management and information technology consulting and systems integration revenues than does Cambridge Technology Partners. In addition, the custom software development and systems integration market is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that its ability to compete depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services, and the extent of its competitors' responsiveness to customer needs.

International Operations.  The Company derived approximately $130.8 million and
------------------------
$87.5 million, or 29.8% and 29.3% of its total revenues, from customers outside of the United States and Canada for the year ended December 31, 1997 and in the six months ended June 30, 1998, respectively (giving effect to the Acquisition, as if it had been completed at the beginning of the reported periods). The Company's international business is subject to a number of risks, including difficulties in building and managing foreign operations, difficulties in translating its methodologies into foreign languages, market acceptances of the Company's services, fluctuations in the value of foreign currencies, and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company and its financial results.

Intellectual Property Rights.  The Company's success is dependent upon its
----------------------------
software development and consulting methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software projects, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


                                USE OF PROCEEDS

The proceeds from the sale of each Selling Stockholder's Shares will belong to such Selling Stockholder. The Company will not receive any of the proceeds from such sales of the Shares.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock of the Company beneficially owned before this offering by each Selling Stockholder and the maximum number of Shares that each Selling Stockholder may offer and sell pursuant to this Prospectus. Other than Leonard J. Pacheco, who owns approximately 1.5% of the outstanding shares of the Company's Common Stock prior to this offering, each of the Selling Stockholders owns less than 1% of all of the outstanding shares of Common Stock of the Company prior to this offering. Since the Selling Stockholders may sell all, some or none of their Shares, no estimate can be made of the aggregate number or percentage of shares of Common Stock of the Company that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates. Accordingly, each Selling Stockholder has been presumed to sell all of his, her or its Shares offered hereby for purposes of calculating the "Shares Beneficially Owned After the Offering" in the table below. See "Plan of Distribution."

     The Shares offered by this Prospectus may be offered from time to time by and for the respective accounts of the Selling Stockholders named below.

                              SHARES BENEFICIALLY       SHARES OFFERED
                                 OWNED BEFORE          PURSUANT TO THIS       SHARES BENEFICIALLY
SELLING STOCKHOLDERS               OFFERING               PROSPECTUS          OWNED AFTER OFFERING
--------------------------  -----------------------    ----------------       --------------------
Leonard J. Pacheco                  891,570                802,413                    89,157
James Beebe                         234,479                211,032                    23,447
Clint Shinkle                       175,051                157,546                    17,505
H. Carvel Moore(1)                   46,831                 42,148                     4,683
Tari Eastman                         23,415                 21,074                     2,341
Richard Schwartz(2)                  23,415                 21,074                     2,341
Cara T. Shinkle                       4,683                  4,215                       468
Eric Shinkle                          4,683                  4,215                       468
Diane Pacheco(3)                      2,809                  2,529                       280
Miguelangel Aponte-Rios               2,341                  2,107                       234
Linda Pacheco                         1,873                  1,686                       187

                                                      SHARES BENEFICIALLY       SHARES OFFERED
                                                         OWNED BEFORE          PURSUANT TO THIS       SHARES BENEFICIALLY
SELLING STOCKHOLDERS                                       OFFERING               PROSPECTUS          OWNED AFTER OFFERING
--------------------------                          -----------------------    ----------------       --------------------
James A. Pacheco(4)                                          2,809                  2,529                      280
John M. Pacheco(5)                                           2,809                  2,529                      280
Michael Resler                                               2,809                  2,529                      280
Christina M. Shinkle                                         4,683                  4,215                      468
Neil O. Shinkle                                              4,683                  4,215                      468
Mary T. Pacheco Trust, dated October 20, 1997                  468                    422                       46
FE & Mary T. Pacheco Trust, dated October 20, 1997           3,278                  2,951                      327
Michael T. Pacheco Trust, dated October 20, 1997               749                    675                       74
Andrew Pacheco Trust, dated October 20, 1997                 1,217                  1,096                      121
Timothy Pacheco Trust, dated October 20, 1997                1,779                  1,602                      177
Heather Pacheco Trust, dated October 20, 1997                1,873                  1,686                      187
Thomas Pacheco Trust, dated October 20, 1997                 1,873                  1,686                      187
Danny Pacheco Trust, dated October 20, 1997                  1,685                  1,517                      168
Joseph B. Pacheco Trust, dated October 20, 1997              2,809                  2,529                      280
Sarah Pacheco Trust, dated October 20, 1997                  1,404                  1,264                      140
Gina Lynn Young Trust, dated December 1, 1997                1,873                  1,686                      187
Sierra Trust, dated October 20, 1997                         2,341                  2,107                      234
Buruka Trust, dated December 1, 1997                        51,514                 46,363                    5,151
Bravo Trust, dated October 20, 1997                          2,341                  2,107                      234
Alex Paterson Trust, dated October 20, 1997                  1,592                  1,433                      159
Tori Paterson Trust, dated October 20, 1997                  1,404                  1,264                      140
Michael Beebe Trust, dated October 15, 1997                 39,806                 35,826                    3,980
Patrick J. Beebe Irrevocable Trust, dated October 15, 1997  39,806                 35,826                    3,980
Margaret Donovan Trust, dated October 20, 1997               2,341                  2,107                      234
Crocodile Rock Trust, dated December 1, 1997                46,831                 42,148                    4,683
Inca Trust, dated October 20, 1997                           2,341                  2,107                      234
Morigan Trust, dated December 1, 1997                       42,148                 37,934                    4,214

_____________________

(1)  H. Carvel Moore is a Vice President of the Company.
(2)  Richard Schwartz is an officer of Excell.
(3) Does not include 468 and 3,278 Shares held by the Mary T. Pacheco Trust, dated October 20, 1997, and the Ms. FE & Mary Pacheco Trust, dated October 20, 1997 respectively, as to which voting and investment power is shared by trustees Diane Pacheco, James A. Pacheco and John M. Pacheco. Diane Pacheco disclaims beneficial ownership of such Shares.

(4) Does not include 468 and 3,278 Shares held by the Mary T. Pacheco Trust, dated October 20, 1997, and the Ms. FE & Mary Pacheco Trust, dated
     October 20, 1997 respectively, as to which voting and investment power is shared by trustees Diane Pacheco, James A. Pacheco and John M. Pacheco. James A. Pacheco disclaims beneficial ownership of such Shares. Does not include 749 Shares held by the Michael T. Pacheco Trust, dated October 20, 1997, as to which James A. Pacheco holds the sole voting and investment power as trustee of such trust. James A. Pacheco disclaims beneficial ownership of such Shares.
(5) Does not include 468 and 3,278 Shares held by the Mary T. Pacheco Trust, dated October 20, 1997, and the Ms. FE & Mary Pacheco Trust, dated
     October 20, 1997, respectively, as to which voting and investment power is shared by trustees Diane Pacheco, James A. Pacheco and John M. Pacheco. John M. Pacheco disclaims beneficial ownership of such Shares. Does not include 1,873, 1,873, 1,873 and 1,217 Shares held by the Michael T. Pacheco Trust, dated October 20, 1997, the Gina Lynn Young Trust, dated December 1, 1997, the Thomas Pacheco Trust, dated October 20, 1997, and the Andrew Pacheco Trust, dated October 20, 1997, respectively, as to which John M. Pacheco holds the sole voting and investment power as trustee of each such trust. John M. Pacheco disclaims beneficial ownership of all such Shares.

     All of the Selling Stockholders acquired his, her or its Shares offered hereby in connection with the Acquisition described under "Recent Developments." Upon the closing of the Acquisition, H. Carvel Moore (an officer of Excell) became a Vice President of the Company.

     Each Selling Stockholder represented to the Company that such Selling Stockholder was acquiring his, her or its Shares without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that the Selling Stockholders may desire the ability to sell their Shares when they consider it appropriate, in connection with the Acquisition the Company agreed to file the Registration Statement with the Commission to permit the public sale of the Shares and to use all reasonable efforts to keep the Registration Statement effective until the earlier of August 31, 1999 or the sale of all of the Shares pursuant to Rule 144 under the Securities Act or the Registration Statement. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective during such period.

                              PLAN OF DISTRIBUTION


     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts, subject to any contractual agreements by the Selling Stockholders with respect to sales and the requirements relating to sales of Shares under the pooling-of-interests accounting method. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

     The sale of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or through private sale, through put or call options transactions, short sales, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Shares covered by this Prospectus could be placed by broker-dealers in one or more block trades in which such broker-dealers would act as principal, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection which such trades, such broker-dealers may receive compensation in the form of discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares to whom such broker-dealers may sell as principal (which compensation might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the sale of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The supplemental consolidated balance sheets as of December 31, 1997 and 1996 and the supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 of the Company included in this Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS


(A)  SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
     ----------------------------------------------

    Report of Independent Accountants                                            F-2

    Supplemental Consolidated Balance Sheets as of December 31, 1997 and 1996    F-3

    Supplemental Consolidated Statements of Operations for the Years Ended
      December 31, 1997, 1996, and 1995                                          F-4

    Supplemental Consolidated Statements of Stockholders' Equity for
      the Years Ended December 31, 1997, 1996, and 1995                          F-5

    Supplemental Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1997, 1996, and 1995                                          F-6

    Notes to Supplemental Consolidated Financial Statements                      F-7

(B)  SUPPLEMENTAL UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     ----------------------------------------------------------------

    Supplemental Consolidated Balance Sheets as of June 30, 1998
      and December 31, 1997                                                      S-1

     Supplemental Consolidated Statements of Operations for the Three
      and Six Months Ended June 30, 1998 and 1997                                S-2

    Supplemental Consolidated Statements of Cash Flows for the
      Six Months Ended June 30, 1998 and 1997                                    S-3

    Notes to Supplemental Interim Consolidated Financial Statements              S-4

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Technology Partners (Massachusetts), Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1997 and 1996, and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Cambridge Technology Partners (Massachusetts), Inc. and Excell Data Corporation completed on August 31, 1998, which has been accounted for as a pooling of interests as described in Note A to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles applicable after the financial statements are issued for a period which includes the date of consummation of the business combination.

                               /s/ PricewaterhouseCoopers LLP
                               ---------------------------------
                               PricewaterhouseCoopers LLP

Boston, Massachusetts
September 18, 1998

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                     December 31,
                                                                 --------------------
                                                                   1997       1996
                                                                 ---------  ---------
ASSETS
Current assets:
 Cash and cash equivalents                                       $ 39,649    $ 26,456
 Investments held to maturity                                      15,824      12,727
 Accounts receivable, less allowance of $2,757 and $1,756
   at December 31, 1997 and 1996, respectively                    105,206      61,623
 Unbilled revenue on contracts                                      9,048       4,584
 Deferred income taxes                                                950         161
 Prepaid expenses and other current assets                         27,878      17,893
                                                                 --------    --------
   Total current assets                                           198,555     123,444

Property and equipment, net                                        36,027      21,135
Other assets                                                        5,745       3,497
Goodwill, net                                                       2,094       2,512
                                                                 --------    --------
   Total assets                                                  $242,421    $150,588
                                                                 ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                $ 19,134    $ 13,086
 Accrued expenses                                                  40,018      25,959
 Deferred revenue                                                   9,502       5,453
 Income taxes payable                                              19,361       6,356
 Obligations under capital leases, current                            207         176
 Other current liabilities                                          2,032          80
                                                                 --------    --------
   Total current liabilities                                       90,254      51,110

Obligations under capital leases                                      377         211
Deferred income taxes                                                 923         471

Commitments and contingencies

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000 shares;
   issued and outstanding 56,649,420 and 53,367,636 shares
   at December 31, 1997 and 1996, respectively                        567         534
 Additional paid-in capital                                        75,400      49,532
 Retained earnings                                                 77,361      48,605
 Foreign currency translation adjustment                           (2,461)        125
                                                                 --------    --------
   Total stockholders' equity                                     150,867      98,796
                                                                 --------    --------
   Total liabilities and stockholders' equity                    $242,421    $150,588
                                                                 ========    ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                            YEARS ENDED DECEMBER 31,
                                         -------------------------------
                                           1997       1996       1995
                                         ---------  ---------  ---------
Net revenues                             $438,329   $294,527   $194,094

Costs and expenses:
 Project personnel                        203,928    138,706     92,924
 General and administration                47,445     34,239     24,348
 Sales and marketing                       40,668     25,270     20,041
 Other costs                               84,582     55,544     30,739
 Business combination costs                 4,760      1,195      1,333
                                         --------   --------   --------
   Total operating expenses               381,383    254,954    169,385
                                         --------   --------   --------

Income from operations                     56,946     39,573     24,709

Other income (expense):
 Interest income                            2,323      1,009        817
 Interest expense                            (311)      (132)      (453)
 Gain on sale of AdValue                        -          -        909
 Foreign exchange (loss) gain                (122)      (141)        92
                                         --------   --------   --------

Income before income taxes                 58,836     40,309     26,074
Provision for income taxes                 25,054     16,317     10,145
                                         --------   --------   --------

Net income                               $ 33,782   $ 23,992   $ 15,929
                                         ========   ========   ========

Basic net income per share                   $.62       $.46       $.32
                                         ========   ========   ========

Diluted net income per share                 $.55       $.40       $.28
                                         ========   ========   ========

Weighted average number of
 common shares outstanding                 54,632     52,054     49,992
                                         ========   ========   ========

Weighted average number of common and
 common equivalent shares outstanding      60,775     59,573     56,798
                                         ========   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
         SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                                                                                     Additional
                                                                   Number of             Par           Paid-In
                                                                     Shares             Value          Capital
                                                               -------------------  --------------  --------------

 Balance, December 31, 1994, as reported                               19,047,069           $ 191        $ 16,218
     Pooling of interests with Excell Data Corporation                  1,680,416              17             147
                                                               -------------------  --------------  --------------
 Balance, December 31, 1994, as restated                               20,727,485             208          16,365

     Exercise of stock options                                            342,051               4           1,788
     Income tax benefit related to stock option exercises                       -               -           3,753
     Shares issued under employee stock purchase plan                      29,650               -             579
     Repurchase of Axiom common stock                                           -               -             (53)
     Repayment of note payable related to
         repurchase of Axiom common stock                                       -               -            (284)
     Issuance of Axiom stock under stock agreement                              -               -              66
     Issuance of Ramos stock under restricted stock plan                        -               -              17
     Effect of Peter Chadwick recapitalization, net                             -               -           3,763
     Excercise of Peter Chadwick stock options                                  -               -              12
     Foreign currency translation adjustment                                    -               -               -
     Payment on note receivable from employees for stock
         purchased under employee stock purchase plan                           -               -              36
     Amortization of unearned compensation associated
         with stock options                                                     -               -               -
     Amortization of note receivable from officer                               -               -               -
     SCG conversion to C Corporation                                            -               -           2,079
     Dividend distribution (Peter Chadwick)                                     -               -               -
     Dividend distribution (SCG)                                                -               -               -
     Net income                                                                 -               -               -
                                                               -------------------  --------------  --------------
 Balance, December 31, 1995                                            21,099,186             212          28,121

     Excercise of stock options                                         1,776,193              18           8,297
     Income tax benefit related to stock option exercises                       -               -          10,555
     Shares issued under employee stock purchase plan                     124,123               1           2,070
     Issuance of Ramos stock under restricted stock plan                        -               -               5
     Shares to effect stock split                                      30,368,134             303            (303)
     Foreign currency translation adjustment                                    -               -               -
     Accretion of Peter Chadwick preferred stock                                -               -             787
     Dividend distribution (Peter Chadwick)                                     -               -               -
     Dividend distribution (NatSoft)                                            -               -               -
     Net income                                                                 -               -               -
                                                               -------------------  --------------  --------------
 Balance, December 31, 1996                                            53,367,636             534          49,532

     Exercise of stock options                                          2,170,050              22          12,690
     Income tax benefit related to stock option exercises                       -               -           5,807
     Shares issued under employee stock purchase plan                     211,734               2           4,994
     Exercise of stock warrants                                           900,000               9           1,791
     Exercise of Peter Chadwick stock option                                    -               -              89
     Foreign currency translation adjustment                                    -               -               -
     Accretion of Peter Chadwick preferred stock                                -               -             557
     Dividend distribution (Peter Chadwick)                                     -               -               -
     Dividend distribution (Excell)                                             -               -               -
     Net Income                                                                 -               -               -
                                                               ===================  ==============  ==============
 Balance, December 31, 1997                                            56,649,420           $ 567        $ 75,400
                                                               ===================  ==============  ==============




                                                                                              Foreign
                                                                           Receivable         Currency            Receivable
                                                             Unearned        from            Translation           Retained
                                                          Compensation      Officer           Adjustment           Earnings
                                                          ------------  ----------------  -------------------   ---------------
Balance, December 31, 1994, as reported
    Pooling of interests with Excell Data Corporation            $ (9)             $ (8)              $ (187)         $ 18,461
                                                                    -                 -                    -               209
                                                          ------------  ----------------  -------------------   ---------------
Balance, December 31, 1994, as restated                            (9)               (8)                (187)           18,670

 Exercise of stock options
    Income tax benefit related to stock option exercises            -                 -                    -                 -
    Shares issued under employee stock purchase plan                -                 -                    -                 -
    Repurchase of Axiom common stock                                -                 -                    -                 -
    Repayment of note payable related to
        repurchase of Axiom common stock                            -                 -                    -                 -
    Issuance of Axiom stock under stock agreement                   -                 -                    -                 -
    Issuance of Ramos stock under restricted stock plan             -                 -                    -                 -
    Effect of Peter Chadwick recapitalization, net                  -                 -                    -            (3,763)
    Excercise of Peter Chadwick stock options                       -                 -                    -                 -
    Foreign currency translation adjustment                         -                 -                  447                 -
    Payment on note receivable from employees for stock
        purchased under employee stock purchase plan                -                 -                    -                 -
    Amortization of unearned compensation associated
        with stock options                                          9                 -                    -                 -
    Amortization of note receivable from officer                    -                 8                    -                 -
    SCG conversion to C Corporation                                 -                 -                    -            (2,079)
    Dividend distribution (Peter Chadwick)                          -                 -                    -              (744)
    Dividend distribution (SCG)                                     -                 -                    -              (599)
    Net income                                                      -                 -                    -            15,929
                                                          ------------  ----------------  -------------------   ---------------
Balance, December 31, 1995                                          -                 -                  260            27,414

    Excercise of stock options
    Income tax benefit related to stock option exercises            -                 -                    -                 -
    Shares issued under employee stock purchase plan                -                 -                    -                 -
    Issuance of Ramos stock under restricted stock plan             -                 -                    -                 -
    Shares to effect stock split                                    -                 -                    -                 -
    Foreign currency translation adjustment                         -                 -                    -                 -
    Accretion of Peter Chadwick preferred stock                     -                 -                 (135)                -
    Dividend distribution (Peter Chadwick)                          -                 -                    -              (787)
    Dividend distribution (NatSoft)                                 -                 -                    -            (1,999)
    Net income                                                      -                 -                    -               (15)
                                                                    -                 -                    -            23,992
Balance, December 31, 1996                                ------------  ----------------  -------------------   ---------------
                                                                    -                 -                  125            48,605
    Exercise of stock options
    Income tax benefit related to stock option exercises            -                 -                    -                 -
    Shares issued under employee stock purchase plan                -                 -                    -                 -
    Exercise of stock warrants                                      -                 -                    -                 -
    Exercise of Peter Chadwick stock option                         -                 -                    -                 -
    Foreign currency translation adjustment                         -                 -               (2,586)                -
    Accretion of Peter Chadwick preferred stock                     -                 -                    -              (557)
    Dividend distribution (Peter Chadwick)                          -                 -                    -            (4,085)
    Dividend distribution (Excell)                                  -                 -                    -              (384)
    Net Income                                                      -                 -                    -            33,782
Balance, December 31, 1997                                ============  ================  ===================   ===============
                                                                  $ -               $ -             $ (2,461)         $ 77,361
                                                          ============  ================  ===================   ===============


The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                YEARS ENDED DECEMBER 31,
                                                             -------------------------------
                                                               1997       1996       1995
                                                             ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                   $ 33,782   $ 23,992   $ 15,929
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                  8,762      6,795      4,517
 Tax benefit from exercise of stock options                     5,807     10,555      3,753
 (Benefit) provision for deferred income taxes                   (337)      (566)       425
 Gain on sale of AdValue                                            -          -       (909)
Changes in assets and liabilities:
 Increase in accounts receivable                              (45,346)   (21,733)   (14,730)
 Increase in unbilled revenue on contracts                     (4,756)    (1,422)      (597)
 Increase in prepaid expenses and other current assets        (10,533)    (9,355)    (5,473)
 Increase in other assets                                      (2,646)    (1,829)      (244)
 Increase in accounts payable                                   6,483      5,429      3,308
 Increase in accrued expenses                                  13,680      8,721      4,819
 Increase in deferred revenue                                   4,217      2,371        807
 Increase in income taxes payable                              12,741      2,211      2,417
 Other, net                                                     1,129        124       (309)
                                                             --------   --------   --------
   Net cash provided by operating activities                   22,983     25,293     13,713
                                                             --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                           (23,089)   (13,282)    (9,548)
Purchase of investments held to maturity                      (18,261)   (18,467)   (22,140)
Maturity of investments held to maturity                       15,164     14,284     24,075
Proceeds from sale of AdValue                                       -          -        909
                                                             --------   --------   --------
   Net cash used in investing activities                      (26,186)   (17,465)    (6,704)
                                                             --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments under credit arrangements, net                             -       (325)    (1,256)
Issuance of common stock, net of issuance costs                     -          5         17
Issuance of Peter Chadwick stock under recapitalization             -          -      4,350
Acquisition of stock from Peter Chadwick recapitalization           -          -     (4,350)
Proceeds from long-term loan arrangement                          875         12        132
Repayment of long-term debt and capital leases                   (250)      (271)    (1,227)
Dividend distributions                                         (3,340)    (2,014)    (1,343)
Proceeds from employee stock purchase plan                      4,936      2,071        579
Proceeds from exercise of stock options                        12,801      8,315      1,804
Proceeds from exercise of warrants                              1,800          -          -
Other, net                                                          -          -       (235)
                                                             --------   --------   --------
   Net cash provided by (used in) financing activities         16,822      7,793     (1,529)
                                                             --------   --------   --------

Effect of foreign exchange rate changes on cash                  (426)      (341)        21

Net increase in cash and cash equivalents                      13,193     15,280      5,501
Cash and cash equivalents at beginning of period               26,456     11,176      5,675
                                                             --------   --------   --------
Cash and cash equivalents at end of period                   $ 39,649   $ 26,456   $ 11,176
                                                             ========   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

BASIS OF REPORTING

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Excell Data Corporation, a systems integrator of Microsoft-centric solutions headquartered in Bellevue, Washington. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for using the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Certain prior period amounts have also been reclassified to conform with current period presentation.

BUSINESS DESCRIPTION

The Company is an international management consulting and systems integration firm. The Company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services, and educational services to rapidly deliver end-to-end business solutions for clients. The Company provides the majority of its services on a fixed-price, fixed-timetable model with client involvement at all stages of the process. In performing its services, the Company employs a rapid development methodology that features an iterative approach and conducts facilitated workshops that bring together key client users, executives, and IT professionals to achieve consensus on the business case, strategic objectives, and functionality of a business solution.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximates market value due to the short maturity of the investments. During 1996, in accordance with the terms of a client contract, the Company received a prepayment for services being performed, which is included in cash and cash equivalents in the amount of $790,000 and $900,000 at December 31, 1997 and 1996, respectively. The use of this cash was restricted pending completion of the project. In the second quarter of 1998, this project was completed and the related cash restriction was released.

INVESTMENTS

The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as investments held to maturity and mature within one year from the date of purchase. At December 31, 1997 and 1996, the Company held investment grade municipal bonds of $15.8 million and $12.7 million, respectively, which are carried at amortized cost, which approximates market value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Repairs and maintenance costs are charged to operations when incurred, while betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to fifteen years for equipment, furniture and fixtures, leasehold improvements, and motor vehicles. Buildings are being depreciated over an estimated useful life of forty years. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation is removed from the accounts and any gain or loss is reflected in income.

INTANGIBLE ASSETS

Goodwill of approximately $4.8 million, related to the acquisition of IOS Group AB (now CTP Scandinavia) in February 1994, is being amortized over six years on a straight-line basis. The Company recorded amortization expense of $798,000 for each of the years ended December 31, 1997, 1996, and 1995. As of December 31, 1997 and 1996, accumulated amortization was $3.1 million and $2.3 million, respectively.

In April 1997, the Company acquired the assets of a training facility located in the United Kingdom. The purchase price of approximately $1.9 million was allocated to land and buildings and the Company recorded goodwill of $404,000, which is being amortized on a straight-line basis over ten years. For the year ended and as of December 31, 1997, amortization expense and accumulated amortization were each $31,260.

The carrying values of goodwill are subject to periodic review of realizability.

REVENUE RECOGNITION

The Company operates in one industry segment, the design, development, and implementation of information technology solutions. Revenues derived from any software maintenance and support services are immaterial to the consolidated financial statements of the Company. Revenues from software design, development, and implementation contracts are recognized primarily on the percentage of completion method. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Losses on projects in progress are recognized when known. Revenues from management consulting and package software evaluation and implementation services are recognized as the service is provided, principally on a time and materials basis. Net revenues exclude reimbursable expenses charged to clients.

Deferred revenue consists of amounts received or billed in advance of services to be provided. Unbilled revenue represents amounts recognized based on services performed in advance of billings in accordance with contract terms.

EARNINGS PER SHARE

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share," ("SFAS 128") for the year ended December 31, 1997, which included retroactively restating earnings per share for all prior periods for which earnings per share ("EPS") data is presented. SFAS 128 requires the presentation of basic and diluted EPS. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share data is computed using the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents (using the treasury stock method).

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

For non-U.S. operations, the functional currency is the applicable local currency. The translation of the functional currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations.

FOREIGN EXCHANGE CONTRACTS

The Company maintains foreign exchange contracts to mitigate the risk of changes in foreign exchange rates associated with intercompany balances. The contracts relate primarily to European currencies and generally have maturities of one month. The impact of exchange rate movements on contracts is recorded in other income in the period in which the exchange rates change, generally consistent with the term of the contract. As of December, 31, 1997, the Company held foreign exchange forward contracts of approximately $4.1 million and there were no related deferred gains and losses. The Company does not hold foreign exchange contracts for trading purposes.

CONCENTRATION OF CREDIT RISK

The Company provides its services primarily to Fortune 1000 companies. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses. Such losses have been immaterial and are within management's expectation. No single customer accounted for 5% or more of total net revenues for the years ended 1997, 1996, and 1995.

The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and credit ratings of its counterparties and limits the amount of contracts it enters into with any one party.

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997, including interim periods. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income presents a measure of all changes in equity that result from recognized transactions and other economic events during the period other than transactions with stockholders. SFAS 130 requires restatement of all prior-period statements presented after the effective date. The Company has elected to disclose this information in its annual Statement of Stockholders' Equity for its 1998 annual financial statements. The impact of such adoption is expected to be primarily related to the inclusion of foreign currency translation adjustments in comprehensive income.

In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. Interim reporting disclosures are not required in the first year of adoption. SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and expands the required disclosures for each segment. The Company will adopt SFAS 131 in the fourth quarter of 1998 and is currently determining the impact of such adoption on its reporting as currently presented.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded for each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently determining the impact of the adoption of SFAS 133 on the Company's results of operations and financial position.

B.  ACQUISITIONS
    ------------

On August 31, 1998, the Company acquired all of the outstanding capital stock of Excell Data Corporation ("Excell"). This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Excell in an exchange of 1,680,416 shares of the Company's common stock for all outstanding shares of capital stock of Excell. The acquisition has been accounted for using the pooling of interests method of accounting. Founded in 1991, Excell had approximately 510 employees at the time of the acquisition, located in Bellevue, Washington, Portland, Oregon, and Denver, Colorado. Costs, which consist primarily of investment banking fees, accounting fees, legal fees and business integration costs, related to this acquisition approximated $1.7 million and are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the third quarter of 1998, which represents the period in which the acquisition was consummated (see Note M).

On November 24, 1997, the Company acquired all of the outstanding capital stock of Peter Chadwick Holding Limited ("Peter Chadwick"). This acquisition was accomplished through an exchange of 3,255,731 shares of the Company's common stock for all outstanding shares of capital stock and options to purchase ordinary shares of Peter Chadwick. The acquisition has been accounted for using the pooling of interests method of accounting. Founded in 1987 and based in the United Kingdom, Peter Chadwick specializes in change implementation strategies and performance improvement programs. Peter Chadwick currently has offices in the U.K, Germany, Holland, France, and the U.S. and had approximately 325 employees at the time of the acquisition.

On November 18, 1996, the Company acquired all the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"). This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of 1,175,119 shares of the Company's common stock for all outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, specializes in the Enterprise Resource Planning service market.
This acquisition has been accounted for using the pooling of interests method of accounting. Ramos was renamed Cambridge Technology Partners - Enterprise Resource Solutions, Inc. in March 1997.

On October 15, 1996, the Company acquired all the outstanding capital stock of NatSoft S.A. ("NatSoft"), a Swiss-based information technology consulting and software implementation firm. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. This acquisition established the Company's entry into the Swiss market and provided the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. The acquisition of NatSoft has been accounted for using the pooling of interests method of accounting. In March 1997, NatSoft was renamed Cambridge Technology Partners Switzerland, S.A.

On October 17, 1995, the Company acquired Axiom Management Consulting, Inc. ("Axiom"). This acquisition was accomplished through an exchange of 1,007,898 shares (consisting of 978,360 shares of the Company's common stock and options to purchase 29,538 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom currently operates under the name Cambridge Management Consulting.

On August 14, 1995, the Company acquired The Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of 2,273,994 shares (consisting of 2,168,292 shares of the Company's common stock and an option to purchase 105,702 shares of the Company's common stock) of the Company's common stock for all of the outstanding capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting. In 1996, the Company integrated SCG into its operational structure.

The accompanying supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the acquisitions of Excell, Peter Chadwick, Ramos, NatSoft, Axiom, and SCG in accordance with the pooling of interests requirements. All prior period historical supplemental consolidated financial statements presented herein have been restated to include the financial position, results of operations, and cash flows of these acquisitions. Costs related to these acquisitions have been charged to business combination costs in the consolidated statements of operations for the period in which the transaction was consummated. Costs related to the acquisition of Excell will be charged to operating expenses in the third quarter of 1998.

The following information presents certain statement of operations data (in thousands) of the Company, SCG, Axiom, NatSoft, Ramos, Peter Chadwick, and Excell for the periods prior to the acquisitions. SCG and Axiom information is presented through September 30, 1995, which represents the interim period end nearest to the date of the acquisitions. NatSoft and Ramos information are presented through September 30, 1996, which represents the interim period end nearest to the date of these acquisitions. Peter Chadwick information is presented through September 30, 1997. Excell information is presented through December 31, 1997.

                               CAMBRIDGE
                              TECHNOLOGY                                                PETER                    COMBINED
                               PARTNERS       SCG     AXIOM   NATSOFT      RAMOS       CHADWICK       EXCELL       TOTAL
                             -----------    -------  -------  --------  -----------  -------------  -----------  --------
Net revenues for the:
 Nine months ended
   September 30, 1995         $ 70,052      $13,484  $10,723    $9,211    $  7,651     $ 16,531      $ 10,572   $138,224
 Year ended
   December 31, 1995          $132,416                          12,254    $ 11,596     $ 23,401      $ 14,427   $194,094
  Nine months ended
   September 30, 1996         $141,862                           8,046    $ 17,497     $ 26,384      $ 15,635   $209,424
 Year ended
   December 31, 1996          $236,554                                                   36,324      $ 21,649   $294,527
 Nine months ended
   September 30, 1997         $250,501                                                   36,841      $ 22,217   $309,559
  Year ended
    December 31, 1997         $406,672                                                               $ 31,657   $438,329

Net income for the:
 Nine months ended
   September 30, 1995         $  7,632      $ 1,381  $    57    $  141    $   203      $  1,408      $    281   $ 11,103
 Year ended
   December 31, 1995          $ 12,683                          $  205    $   460      $  2,310      $    271   $ 15,929
Nine months ended
   September 30, 1996         $ 14,042                          $  163    $   853      $  2,049      $    408   $ 17,515
 Year ended
   December 31, 1996          $ 21,100                                                 $  2,925      $    (33)  $ 23,992
  Nine months ended
    September 30, 1997        $ 24,623                                                 $  2,365      $    962   $ 27,950
 Year ended
    December 31, 1997         $ 32,929                                                               $    853   $ 33,782

C.   ACCOUNTS RECEIVABLE
     -------------------

Accounts receivable consist of the following (in thousands):

                                                           DECEMBER 31,
                                                      -----------------------
                                                         1997         1996
                                                     -----------  -----------
     Contracts in process                              $69,995      $50,057
     Completed contracts                                37,968       13,322
                                                     -----------  ------------
                                                       107,963       63,379
     Less: Allowance for doubtful accounts               2,757        1,756
                                                     -----------  ------------
                                                      $105,206      $61,623
                                                     ===========  ============

In accordance with state government practices, a governmental client withholds a percentage of invoiced receivables as retention until final review of completed projects. At December 31, 1997 and 1996, this retention receivable totaled $2.4 million and $1.8 million, respectively, and was included in other assets. The Company expects payments to be received in 1999. The Company does not include client reimbursable expenses or other non-trade receivables as a component of net revenues. At December 31, 1997 and 1996, approximately $14.0 million and $5.9 million, respectively, of client reimbursable expenses and other non-trade receivables were included in prepaid expenses and other current assets.

D.  INVESTMENT IN AFFILIATES
    ------------------------

The Company had a 6.3% investment interest in AdValue Media Technologies, Inc. ("AdValue"). The investment was accounted for using the equity method. On May 19, 1995, the Company sold its interest in AdValue for $909,000 in cash and recognized a gain of $909,000 for the period ended December 31, 1995.

E.    PROPERTY AND EQUIPMENT
      ----------------------

Property and equipment consists of the following (in thousands):

                                        DECEMBER 31,
                                      ----------------
                                       1997     1996
                                      -------  -------
     Equipment                        $38,121  $23,853
     Furniture and fixtures             8,618    6,067
     Leasehold improvements             7,611    3,707
     Motor vehicles                     1,137    1,238
     Other                              1,501       24
                                      -------  -------
       Total cost                      56,988   34,889
     Less accumulated depreciation     20,961   13,754
                                      -------  -------
                                      $36,027  $21,135
                                      =======  =======

Depreciation expense for 1997, 1996, and 1995 was $7.2 million, $5.8 million, and $3.7 million, respectively.

Equipment under capital leases, included in property and equipment, amounted to $1.1 million at December 31, 1997 and 1996, and the related accumulated depreciation was $885,000 and $687,000 at December 31, 1997 and 1996, respectively.

F.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
    ----------------------------------------------

Accrued expenses consist of the following (in thousands):

                                                       DECEMBER 31,
                                                     ----------------
                                                       1997      1996
                                                     --------   -------
     Accrued payroll and payroll related expenses     $21,106   $11,837
     Other accrued expenses                            15,864     9,551
     Accrued value added tax                            3,048     4,571
                                                      -------   -------
                                                      $40,018   $25,959
                                                      =======   =======

In April 1997, Peter Chadwick acquired the assets of a training facility located in the United Kingdom for $1.9 million (see Note A). Peter Chadwick entered into a Loan Agreement with National Westminister Bank (the "Loan Agreement") to finance this acquisition. As of December 31, 1997, the principal amount due under the Loan Agreement was $823,000. Interest payments, at a rate of 2% above the Bank of England base rate (7.25% at December 31, 1997), are payable in monthly installments. A balloon payment for the entire outstanding balance was due in 2005. This amount is included in other current liabilities in the accompanying supplemental consolidated balance sheets. In the first quarter of 1998, the Company repaid the outstanding amount of approximately $823,000 and terminated this Loan Agreement.

G. REVOLVING CREDIT FACILITY
   -------------------------

The Company maintained an uncollateralized revolving credit facility (the "Facility") with Fleet National Bank ("Fleet Bank"), which was amended on June 26, 1996, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. The Facility was also amended to permit the Company to elect an interest rate of either Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility required, among other things, the Company to maintain certain financial ratios including tangible net worth, debt to equity, and operating profitability. At December 31, 1997 and 1996, the Company was in compliance with these financial ratio requirements and no borrowings had been made under the Facility.

In September 1998, the Company obtained a $50.0 million unsecured senior revolving credit facility (the "New Facility") through a syndication arrangement committed equally by The Chase Manhattan Bank ("Chase") and Fleet Bank. The New Facility expires on September 10, 2001 and replaces the Facility, which expired on June 30, 1998. The New Facility is administered by Chase and carries a commitment fee, payable quarterly in arrears, calculated based on the unused portion of the New Facility and a price grid as set forth in the credit agreement. The New Facility permits the Company to elect any of three possible interest rate formulas as defined in the credit agreement. Interest is payable in arrears based on an interest period determined by the interest rate elected by the Company. The New Facility requires, among other things, the Company to maintain certain financial ratios, including debt service coverage, debt to capital, and net worth.

H. STOCKHOLDERS' EQUITY AND OTHER STOCK-RELATED INFORMATION
   --------------------------------------------------------

STOCK SPLIT

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Following stockholder approval in May 1996, the stock split was completed on June 19, 1996, in the form of a 200% stock dividend to stockholders of record on May 29, 1996. All references in the supplemental consolidated financial statements and the related notes to applicable share and per share data, stock option data, and market prices per share of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

STOCK OPTION PLANS

Under the Company's amended 1991 Stock Option Plan (the "Option Plan"), the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors, officers, and other key individuals. The Management Resource Committee of the Board of Directors administers the Option Plan, subject to approval by the Board of Directors with respect to certain matters. Options granted under the Option Plan prior to 1997 generally vest ratably over a four-year period and expire ten years from the date of grant. Options granted under the Option Plan in 1997 generally vest ratably over a four-year period and expire in installments five to eight years from the date of grant. At December 31, 1997, 1996, and 1995, options to purchase 4,063,342, 4,014,783, and 4,288,638 shares, respectively, were exercisable under the Option Plan. In December 1995, 1996, and 1997, the Company's Board of Directors amended the Option Plan, with subsequent stockholder approval, to increase the number of shares of common stock authorized for issuance under the Option Plan from twelve million to fifteen million in 1995, fifteen million to nineteen million in 1996, and nineteen million to twenty-three million in 1997.

During 1995, the Company established the 1995 Non-employee Director Stock Option Plan ("Non-employee Director Option Plan"). The Non-employee Director Option Plan authorizes the grant of nonqualified options for up to 150,000 shares of the Company's common stock. Each member of the Company's Board of Directors who was neither (I) an employee nor an officer of the Company or Safeguard Scientific, Inc. ("Safeguard"), nor (II) an affiliate of Technology Leaders II L.P. or any related entity and was serving on the Board of Directors on March 21, 1995, was granted an option to purchase 30,000 shares of the Company's common stock. Each person who is neither (I) an employee nor an officer of the Company or Safeguard nor (II) an affiliate of Technology Leaders II L.P. or any related entity who is first elected to the Board of Directors after March 21, 1995, is automatically granted, on the date of such election without further action by the Board of Directors, an option to purchase 30,000 shares of the Company's common stock. Options generally vest ratably over a four-year period and expire ten years from the date of grant. At December 31, 1997, 1996 and 1995, options to purchase 73,121, 43,122, and zero shares, respectively, were exercisable.

In November 1997, the Board of Directors adopted the 1997 Stock Option Plan (the "1997 Option Plan") under which the Company may grant nonqualified stock options to purchase up to 450,000 shares of common stock to employees (other than officers) and consultants of the Company. Options granted under the 1997 Option Plan generally vest ratably over a four-year period and expire in installments five to eight years from the date of grant. At December 31, 1997, no options under the 1997 Option Plan were exercisable.

Stock option activity under the Company's stock option plans is summarized as follows:

                                                  WEIGHTED AVERAGE
                                        OPTION     EXERCISE PRICE
                                        SHARES       PER SHARE
                                      ----------  ----------------
  Outstanding at December 31, 1994     8,548,980      $ 3.45
     Granted                           4,115,352       14.64
     Exercised                         1,026,906        1.75
     Canceled                            283,215        5.98
                                      ----------      ------
  Outstanding at December 31, 1995    11,354,211        7.48
     Granted                           2,922,675       25.71
     Exercised                         2,660,679        3.18
     Canceled                            902,252       10.97
                                      ----------      ------
  Outstanding at December 31, 1996    10,713,955       13.27
     Granted                           6,281,988       29.89
     Exercised                         2,170,050        5.86
     Canceled                          2,768,753       26.31
                                      ----------      ------
  Outstanding at December 31, 1997    12,057,140      $20.16
                                      ==========      ======

The above table reflects the cancellation and re-issuance of options to purchase 2,051,286 shares of common stock under the Option Plan. These options were granted in April 1997 at fair market value in exchange for options granted from October 1996 through March 1997 with exercise prices above April 1997 fair market values. Vesting schedules for those options re-started at April 1997 and option lives were shortened compared to the original grants.

The following summarizes information about the Company's stock options outstanding at December 31, 1997:

              OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-------------------------------------------------------  ---------------------
                                               WEIGHTED               WEIGHTED
                       NUMBER      REMAINING   AVERAGE     NUMBER     AVERAGE
RANGE OF             OUTSTANDING  CONTRACTUAL  EXERCISE  EXERCISABLE  EXERCISE
EXERCISE PRICE       AT 12/31/97     LIFE       PRICE     AT 12/31/97  PRICE
-----------------    -----------  -----------  --------  -----------  --------
   $  .16 - $ 1.34      695,329    4.2 Years    $  .59      695,329    $  .59
     1.67 -   6.32    2,083,326    6.5 Years    $ 5.59    1,678,435    $ 5.47
    10.00 -  17.30    3,212,700    7.8 Years    $15.10    1,609,878    $14.95
    22.88 -  28.13    2,530,025    6.0 Years    $23.51      152,821    $25.46
    31.15 -  36.00    3,535,760    5.8 Years    $34.78           --    $   --
   ---------------   ----------  -----------    ------    ---------     -----
   $  .16 - $36.00   12,057,140    6.4 Years    $20.16    4,136,463     $9.08
   ===============   ==========  ===========    ======    =========     =====

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its option plans. Accordingly, no compensation expense has been recognized. Had compensation expense for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant date for awards under these plans consistent with the methodology proscribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's supplemental consolidated net income and net income per share would have been reduced to the pro forma amounts indicated as follows for the years ended December 31, 1997, 1996, and 1995 (in thousands except per share data):

                                              1997     1996     1995
                                             -------  -------  -------
As reported net income                       $33,982  $23,992  $15,729
Pro forma net income for SFAS 123            $27,092  $18,692  $14,624

Net income per share:
 As reported basic net income per share      $   .63  $   .46  $   .31
 Pro forma basic net income per
    share for SFAS 123                       $   .50  $   .36  $   .29

 As reported diluted net income per share    $   .56  $   .40  $   .28
 Pro forma diluted net income per
    share for SFAS 123                       $   .45  $   .31  $   .26

The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes options-pricing model:

                                             1997      1996      1995
                                           --------  --------  --------
     Expected volatility                     45%       45%       45%
     Average expected option life          4 Years   5 Years   5 Years
     Average expected life for employee
       stock purchase plan shares          .5 Year   .5 Year   .5 Year
     Risk-free interest rate                  6.2%      6.2%      5.9%
     Dividend yield                             0%        0%        0%

Pro forma net income reflects only options granted and shares issued under the employee stock purchase plan in 1995, 1996, and 1997. Consistent with the requirements of SFAS 123, the full impact of calculating the compensation cost of stock options and shares issued under the employee stock purchase plan under SFAS 123 is not reflected in the pro forma net income and pro forma net income per share amounts presented above because compensation cost is recognized over an option's vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

EMPLOYEE STOCK PURCHASE PLAN

On December 14, 1994, the Board of Directors adopted the Company's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was subsequently approved by stockholders at the annual meeting of stockholders in May 1995. The Company has authorized 1,500,000 shares of the Company's common stock for purchases under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase shares of common stock, subject to limitations provided by
Section 423(b) of the Internal Revenue Code, through accumulated payroll deductions. Each participating employee may purchase up to 1,500 shares per payment period and purchases by any one employee may not exceed $25,000 in fair market value of the stock purchased in any one year. The purchases are made twice per year at a price equal to the lesser of (i) 85% of the average market price of the Company' common stock on the first business day of the payment period and (ii) 85% of the average market price of the Company's common stock on the last day of the payment period. Annual payment periods consist of two six-month periods, January 15 through July 14 and July 15 through January 14. For the years ended December 31, 1997, 1996, and 1995, 211,734, 124,123, and 29,650
shares, respectively,  were issued under the Stock Purchase Plan.

PREFERRED STOCK

The certificate of incorporation was amended and restated, in December 1992, to increase the number of authorized shares of capital stock to include two million shares of preferred stock, par value $.01 per share, in one or more series.
The Board of Directors is authorized, subject to certain limitations prescribed by law, to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. The Company has not issued and, except pursuant to the preferred stock purchase rights described in the Rights Plan section of this note, has no present plans to issue any shares of preferred stock.

WARRANTS

In December 1992, the Company issued warrants to Safeguard for the purchase of 900,000 shares of common stock at a price of $2.00 per share. The warrants were exercisable for a five-year period from the date of issuance. In December 1997, all warrants were exercised for common stock.

Dividends

The Facility and the New Facility prohibit the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Dividend distributions made by Peter Chadwick were made in accordance with the Peter Chadwick shareholder agreements in effect prior to the acquisition, and amounted to $3.0 million, $2.0 million, and $744,000 for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, an additional $1.1 million of dividend distribution payable in the first quarter of 1998 is included in other current liabilities reflecting Peter Chadwick's dividend obligations up to the date of acquisition in accordance with the Peter Chadwick shareholder agreements in effect prior to the acquisition.

Dividend distributions made by Excell and SCG, prior to the respective acquisitions, were principally for reimbursement of income tax liabilities of its former stockholders due to Excell and SCG's S-Corporation tax status.

RIGHTS PLAN

On June 23, 1997, the Board of Directors of the Company approved and adopted a Rights Plan pursuant to a Rights Agreement, and in connection therewith, declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock, which dividend was paid on July 3, 1997 to holders of record of the Company at the close of business on July 3, 1997. One preferred stock purchase right will also be attached to each share of the Company's common stock issued after July 3, 1997. The rights are not presently transferable separate from the share of common stock with respect to which they were issued. The rights are subject to adjustment and become exercisable upon the occurrence of certain events described in the Rights Agreement. In general, the Company is entitled to redeem the rights at $.01 per right. The rights will expire on June 23, 2007, unless earlier redeemed or exchanged. As part of the Rights Plan, the Company designated 100,000 shares of its preferred stock as Series A Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the rights.

Recapitalization

In November 1995, Peter Chadwick effected a recapitalization, which included the exchange of 14,000,000 outstanding ordinary shares for 10,061,615 Class B Preference Shares, 1,044,837 ordinary shares and $4,350,000 in cash. In addition, Peter Chadwick issued 256,250 Preferred Shares and 2,543,750 Class A Preference Shares to a new investor for total consideration of $4,350,000.

The effect of the recapitalization on the supplemental statement of stockholders' equity includes a reclassification of $3,763,000 from retained earnings to additional paid-in capital, primarily related to an increase in the par value amounts for the shares issued to effect the recapitalization. In addition, the issuance of the Preferred Shares and Class A Preference Shares and corresponding purchase of ordinary shares have been reflected as a net activity due to the offsetting effect on additional paid-in capital.

The classes of preferred shares had various redemption and conversion privileges, and rights to cumulative dividends. All classes of ordinary and preferred shares were exchanged for common stock of the Company in connection with the combination (see Note B).

I. LEASE COMMITMENTS
   -----------------

On June 4, 1992, the Company entered into, among other building and equipment leases, a lease for a building in Cambridge, Massachusetts, that is used as its corporate headquarters. The building is owned by a trust, the sole beneficiary of which is the Chairman of the Board of Directors of the Company. The initial lease expires in August 2007, and is renewable for two additional five-year terms. The lease provides for increases, which began in September 1995, based upon increases in the Consumer Price Index-Urban Wage Earners and Clerical Workers, U.S. City Average, All Items ("CPI").

In January 1998, the Company entered into an agreement with Boston Properties Limited Partnership ("Boston Properties") to lease a building to be constructed and developed by Boston Properties. This approximately 177,000 square foot building, which is located in Cambridge, Massachusetts, will house the Company's Northeast operations, new employee training facility, and corporate departments. The lease agreement is for a ten-year period, which is expected to commence in June 1999. Pursuant to the terms of the lease agreement, the Company paid a $1.3 million security deposit in January 1998. The Company's current building is expected either to continue to be used for project development and other activities or subleased through its remaining lease term.

Minimum future lease commitments under noncancelable operating leases for buildings and equipment in effect at December 31, 1997, are presented as follows (in thousands):


     1998                              $11,605
     1999                               10,433
     2000                                8,619
     2001                                7,806
     2002                                6,871
     Thereafter                         15,264
                                       -------
       Total minimum lease payments    $60,598
                                       =======


For the years ended December 31, 1997, 1996, and 1995, rental expense under all leases was approximately $11.0 million, $6.6 million, and $5.3 million, respectively, of which approximately $859,000, $785,000, and $765,000, respectively, related to the trust described above.

Minimum future lease commitments under noncancelable capital leases for equipment at December 31, 1997, are presented as follows (in thousands):



     1998                                       $232
     1999                                        163
     2000                                         99
     2001                                         78
     2002                                         67
                                                ----
     Total minimum payments                      639
     Less amounts representing interest           55
                                                ----
     Present value of minimum lease payments     584
     Current portion                             207
                                                ----
     Long-term obligation                       $377
                                                ====


J.   OTHER COSTS
     -----------

Other costs consist of the following (in thousands):

                                                    1997     1996     1995
                                                  -------  -------  -------
     Facility costs and related expenses          $43,920  $31,846  $14,875
     Non-billable project expenses                 19,080   11,818    7,935
     Non-billable staff travel                     15,479    7,473    5,696
     Education and training                         6,103    4,407    2,233
                                                  -------  -------  -------
                                                  $84,582  $55,544  $30,739
                                                  =======  =======  =======

K. INCOME TAXES
   ------------

The components of income before income taxes and the related provision for income taxes for the years ended December 31, 1997, 1996, and 1995, are presented below (in thousands):



                                 1997      1996     1995
                               --------  --------  -------
Income before income taxes:
     Domestic                  $49,340   $33,220   $20,248
     Foreign                     9,496     7,089     5,826
                               -------   -------   -------
                               $58,836   $40,309   $26,074
                               =======   =======   =======
Provision for income taxes:
     Current:
       Federal                 $17,769   $10,430   $ 5,924
       Foreign                   3,881     3,420     2,192
       State                     3,741     3,033     1,604
                               -------   -------   -------
                                25,391    16,883     9,720
     Deferred:
       Federal                    (308)     (311)      363
       Foreign                      10      (207)       28
       State                       (39)      (48)       34
                               -------   -------   -------
                                  (337)     (566)      425
                               -------   -------   -------
     Total                     $25,054   $16,317   $10,145
                               =======   =======   =======


The Company's deferred tax assets and (liabilities) are comprised of the following as of December 31, 1997 and 1996, respectively (in thousands):



                                     1997    1996
                                    ------  ------
     Bad debt reserves              $ 442   $ 339
     Vacation accrual                 177     262
     Fixed asset depreciation        (923)   (471)
     Cash to accrual adjustments     (476)   (829)
     Other accruals                   807     389
                                    -----   -----
                                    $  27   $(310)
                                    =====   =====

The table below reconciles the expected U.S. federal statutory income tax rate to the recorded income tax rate:



                                     1997   1996   1995
                                     -----  -----  -----
-
 U.S. Statutory tax rate             35.0%  35.0%  35.0%
 State income taxes, net of
   federal income tax benefit         5.0    5.5    5.4
 Goodwill amortization                0.4    0.7    1.1
 Non-taxable S-Corporation income    (0.6)     -   (1.0)
 Other, net                          (0.9)  (0.7)  (1.6)
                                     ----   ----   ----
 Effective tax rate before non-
   deductible pooling costs          38.9   40.5   38.9
 Non-deductible pooling costs         3.7      -      -
                                     ----   ----   ----
   Effective tax rate                42.6%  40.5%  38.9%
                                     ====   ====   ====

During the period from April 1, 1996 through August 31, 1998 (the date of the Company's acquisition of Excell), Excell elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, Excell's individual stockholders are deemed to have received a pro rata distribution of taxable income of Excell (whether or not an actual distribution was made), which is included in each stockholder's taxable income. Accordingly, Excell did not provide for income taxes during the period from April 1, 1996 through August 31, 1998. Excell's S-Corporation tax reporting status was terminated on the date of acquisition and therefore, the undistributed earnings of Excell, as of the date of acquisition, will be reclassifed to additional paid-in-capital as of August 31, 1998. Pro forma net income per share data is presented below to reflect the pro forma increase to historical income taxes related to Excell as if Excell was a C-Corporation for tax reporting purposes during those periods.



                                                       1997     1996
                                                      -------  -------
 Pro forma data (unaudited):
   Historical income before income taxes              $58,836  $40,309
   Provision for income taxes:
     Historical income taxes                           25,054   16,317
     Pro forma increase to historical income taxes        437       64
                                                      -------  -------
   Pro forma net income                               $33,345  $23,928
                                                      =======  =======

   Pro forma basic net income per share               $   .62  $   .46
                                                      =======  =======
   Pro forma diluted net income per share             $   .55  $   .40
                                                      =======  =======

   Weighted average number of
     common shares outstanding                         54,632   52,054
                                                      =======  =======

   Weighted average number of common and
     common equivalent shares outstanding              60,775   59,573
                                                      =======  =======


L.  NET INCOME PER SHARE
    --------------------

The following table presents the calculation of per share earnings for the years ended December 31, 1997, 1996, and 1995 (see Note A) (in thousands except per share data):



                                                    1997     1996     1995
                                                   -------  -------  -------

Net income                                         $33,782  $23,992  $15,929
                                                   =======  =======  =======

Basic:
 Weighted average common shares outstanding         54,632   52,054   49,992
                                                   =======  =======  =======
 Net income per common share                       $   .62  $   .46  $   .32
                                                   =======  =======  =======

Diluted:
 Weighted average common shares outstanding         54,632   52,054   49,992
 Dilutive effects of stock options and warrants      6,143    7,519    6,806
                                                   -------  -------  -------
 Weighted average common and common
    equivalent shares outstanding                   60,775   59,573   56,798
                                                   =======  =======  =======
 Net income per common and common
    equivalent share                               $   .55  $   .40  $   .28
                                                   =======  =======  =======



M. EMPLOYEE BENEFIT PLANS
   ----------------------

In 1992, the Company established a savings and profit-sharing plan (the "401(k) Plan") covering substantially all of the Company's employees. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company may elect to make contributions under the 401(k) Plan. Starting in 1994, the Company elected to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the 401(k) Plan. In 1996, the Company completed the rollover of assets held under the SCG Profit-sharing Plan and the Axiom Profit-sharing Plan to the 401(k) Plan. In January, 1998, the Company completed the rollover of assets held under the Ramos profit sharing plan to the 401 (k) Plan. Company matching contributions amounted to $1.5 million, $845,000, and $499,000 in 1997, 1996, and 1995, respectively.

NatSoft sponsors a defined contribution retirement plan (the "NatSoft Plan") for its employees. Under the NatSoft Plan, employees can contribute between 5% to 11% of salary depending on age and other factors. All employee contributions are matched by NatSoft. Employer matching contribution amounted to $249,000, $202,000, and $181,000 for the years ended December 31, 1997, 1996, and 1995, respectively. NatSoft also sponsored a defined contribution retirement plan for three executives who were also stockholders of NatSoft. NatSoft's contribution to this plan amounted to $150,000 for the year ended December 31, 1995. In June 1996, the defined contribution retirement plan for these executives was terminated.

In 1992, Ramos established a savings and profit-sharing plan (the "Ramos Profit-sharing Plan") covering substantially all of Ramos' employees. The Ramos Profit-sharing Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Ramos may elect to make contributions under the Ramos Profit-sharing Plan. Ramos elected to make matching contributions based on a percentage of employees' contributions. Ramos' matching contributions amounted to $538,000, $455,000, and $227,000 for the years ended December 31, 1997,
1996, and 1995, respectively. The Company completed the rollover of assets held under the Ramos Profit-sharing Plan to the 401(k) Plan in January 1998.

In November 1995, Peter Chadwick Limited Employee Trust (the "Trust") was formed for the purpose of providing benefits to Peter Chadwick employees and facilitating the acquisition of Peter Chadwick shares by, or for the benefit of, employees. The Trust is controlled by an independent trustee and, accordingly, the Trust is not reflected in the supplemental consolidated financial statements presented. As a result of the acquisition of Peter Chadwick, the trustees terminated and dissolved the Trust.

Excell maintains a qualified deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. Under this plan, employees may elect to defer a portion of their compensation subject to Internal Revenue Code defined limitations. Employees are eligible to participate in the plan after they have worked for Excell for 90 days. Currently, Excell does not provide any matching based on employee contributions.

Excell maintained a 1996 Class I Phantom Stock Plan ("Phantom Plan") under which Excell granted nonqualified phantom stock units to qualifying employees. The Phantom Plan entitled a holder to surrender the units for cash equal to the defined per-unit amount derived from net income of Excell over the holding period of the units. The Phantom Plan also provided for a five-year vesting period along with other restrictions regarding redemption. The total liability based on the per-unit calculation at December 31, 1997 and 1996 was approximately $291,000 and $137,000 respectively, of which approximately $67,000 and $25,000, respectively, was vested to employees. The Phantom Plan also contained provisions related to payments to holders of units based on a defined market value if Excell was sold or a major change in ownership (collectively "change in control") occurred as defined under the Phantom Plan agreement. The acquisition of Excell by the Company qualified as a change in control under the Phantom Plan. As a result, upon consummation of the acquisition, the Company recorded a charge to operations of $6.7 million in the quarter ended September 30, 1998, representing amounts to be paid to Phantom Plan participants subsequent to the closing. In accordance with the Phantom Plan, as a result of the acquisition, the Phantom Plan was terminated.

N. COMMITMENTS AND CONTINGENCIES
   -----------------------------

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC was seeking, among other things, a refund of $1.7 million of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit included breach of contract and tort claims. In April 1997, the Company and RMHC agreed to dismiss with prejudice all claims and counterclaims. The terms of the dismissal agreement did not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The claims arose from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand sought damages in excess of $3.3 million plus punitive damages, costs and attorney's fees. The American Arbitration Association (the "AAA") arbitration was conducted in April and October 1997. Upon completion of the arbitration, the AAA determined that there was no failure to inform and no compensable damages resulting from breach of contract. The AAA also determined that Axiom was the prevailing party in the arbitration and was entitled to compensation from such shareholder for attorneys' fees and costs.

The Company is involved in litigation and various other legal matters, which have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of any existing matter will have a material adverse effect on its financial condition, results of operations, or cash flows.

O.   CAMBRIDGE TECHNOLOGY CAPITAL FUND I L.P.
     ----------------------------------------

Cambridge Technology Capital Fund I L.P. (the "Fund") was formed in October 1997 as a limited partnership with committed capital of approximately $25.3 million at December 31, 1997. The Fund intends to invest in expansion-stage, private companies providing products and services within areas of the Company's strategic expertise. A wholly owned subsidiary of the Company acts as the sole general partner of the Fund's general partner. The Company's capital commitment to the Fund is approximately $6.0 million. No more than two-thirds of the Fund's committed capital may be called before October 1999 without approval of the Fund's partners. The balance of the Fund's capital has been provided by institutional investors and directors and employees of the Company. At December 31, 1997, the Company's investment in the Fund amounted to $307,500. The Fund's operating results for the period ended December 31, 1997 were immaterial.

P. SUPPLEMENTAL CASH FLOW INFORMATION
   ----------------------------------

Supplemental disclosures of cash flow information are presented as follows (in thousands):



                                        1997    1996    1995
                                       ------  ------  ------
     Cash paid during the year for:
       Interest                        $  232  $  107  $  423
       Income taxes                     5,503   4,505   3,682



During 1995, capital lease obligations of $743,000 in the aggregate were incurred by SCG, Axiom, Ramos, and Excell for the acquisition of certain equipment.

Q.   GEOGRAPHIC INFORMATION
     ----------------------

Information about the Company's operations and total assets in North America, Europe, Latin America, and the Pacific Rim is presented as follows (in thousands):

                                    1997       1996       1995
                                  ---------  ---------  --------
Net revenues:
 North America                    $307,512   $198,959   $129,857
 Europe                            121,630     93,578     64,237
 Latin America                       8,852      1,990          -
 Pacific Rim                           335          -          -
                                  --------   --------   --------
Consolidated                      $438,329   $294,527   $194,094
                                  ========   ========   ========

Income (loss) from operations:
 North America                    $ 46,150   $ 29,875   $ 18,853
 Europe                             13,470     10,526      5,856
 Latin America                        (827)      (828)         -
 Pacific Rim                        (1,847)         -          -
                                  --------   --------   --------
Consolidated                      $ 56,946   $ 39,573   $ 24,709
                                  ========   ========   ========

Total assets at December 31:
 North America                    $176,106   $108,710   $ 62,198
 Europe                             62,215     41,878     28,037
 Latin America                       3,318          -          -
 Pacific Rim                           782          -          -
                                  --------   --------   --------
Consolidated                      $242,421   $150,588   $ 90,235
                                  ========   ========   ========

North American operations consist of services provided in the United States and Canada. European operations consist of services delivered principally in the United Kingdom, the Netherlands, Switzerland, Sweden, Norway, Ireland, Germany, France, and Austria, which have similar business environments. Latin American operations include services provided primarily in Mexico, Brazil, and Venezuela. Pacific Rim represents operations principally in Japan, Australia, and India. There are no intra-enterprise sales for the periods presented.

R. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
   -------------------------------------------

The following table presents unaudited supplemental quarterly financial information for the years ended 1997 and 1996 (in thousands, except per share data):



                                                              Quarters Ended
                                --------------------------------------------------------------------------
                                   March 31,           June 30,           September 30,      December 31,
                                ----------------       --------       -----------------  -----------------
                                 1997     1996      1997      1996      1997     1996      1997     1996
                                -------  -------  --------  --------  --------  -------  --------  -------

Net revenues                    $88,498  $60,100  $104,032   $70,744  $117,029  $78,580  $128,770  $85,103

Income from operations           13,008    9,001    15,103     9,489    16,570   10,374    12,265   10,709

Income before income taxes       13,263    9,150    15,736     9,740    17,085   10,594    12,752   10,825

Net income                        7,893    5,392     9,605     5,781    10,452    6,342     5,832    6,477

Basic net income per share          .15      .11       .18       .11       .19      .12       .10      .12

Diluted net income per share        .13      .09       .16       .10       .17      .10       .09      .11


              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)



                                                                        June 30,    December 31,
                                                                          1998          1997
                                                                       -----------  -------------
                                                                       (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents                                               $ 52,377       $ 39,649
 Investments held to maturity                                              21,712         15,824
 Accounts receivable, less allowance of $3,651 and $2,757
   at June 30, 1998 and December 31, 1997, respectively                   136,453        105,206
 Unbilled revenue on contracts                                             10,999          9,048
 Deferred income taxes                                                        950            950
 Prepaid expenses and other current assets                                 36,788         27,878
                                                                         --------       --------
   Total current assets                                                   259,279        198,555

Property and equipment, net                                                42,738         36,027
Other assets                                                                6,690          5,745
Goodwill, net                                                               1,675          2,094
                                                                         --------       --------
   Total assets                                                          $310,382       $242,421
                                                                         ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                        $ 18,965       $ 19,134
 Accrued expenses                                                          50,670         40,018
 Deferred revenue                                                          14,356          9,502
 Income taxes payable                                                      21,980         19,361
 Obligations under capital leases, current                                    156            207
 Other current liabilities                                                     80          2,032
                                                                         --------       --------
   Total current liabilities                                              106,207         90,254

Obligations under capital leases                                              253            377
Deferred income taxes                                                         923            923

Commitments and contingencies

Stockholders' equity:
 Common stock, $.01 par value, authorized 250,000,000
   shares;  issued and outstanding 58,251,538 and 56,571,122 shares
   at June 30, 1998 and December 31, 1997, respectively                       583            567
 Additional paid-in capital                                               102,938         75,400
 Retained earnings                                                        103,375         77,361
 Accumulated other comprehensive loss                                      (3,897)        (2,461)
                                                                         --------       --------
   Total stockholders' equity                                             202,999        150,867
                                                                         --------       --------
   Total liabilities and stockholders' equity                            $310,382       $242,421
                                                                         ========       ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                                                        Three Months Ended June 30,      Six Months Ended June 30,
                                                                          1998             1997             1998            1997
                                                                        --------         --------        ---------       ---------

Net revenues                                                            $156,578         $104,032         $298,801        $192,530
Costs and expenses:
 Project personnel                                                        71,852           48,239          137,387          88,990
 General and administration                                               17,664           12,079           33,552          22,095
 Sales and marketing                                                      15,722            9,269           29,030          17,885
 Other costs                                                              29,262           19,342           56,637          35,449
                                                                        --------         --------         --------        --------
   Total operating expenses                                              134,500           88,929          256,606         164,419
                                                                        --------         --------         --------        --------

Income from operations                                                    22,078           15,103           42,195          28,111

Other income (expense):
 Interest income                                                             571              659            1,173           1,001
 Interest expense                                                            (48)             (62)            (105)           (118)
 Foreign exchange (loss) gain                                                (24)              36             (157)              5
                                                                        --------         --------         --------        --------

Income before income taxes                                                22,577           15,736           43,106          28,999
Provision for income taxes                                                 9,043            6,131           17,092          11,501
                                                                        --------         --------         --------        --------

Net income                                                              $ 13,534         $  9,605         $ 26,014        $ 17,498
                                                                        ========         ========         ========        ========

Basic net income per share                                                  $.23             $.18             $.45            $.33
                                                                        ========         ========         ========        ========

Diluted net income per share                                                $.21             $.16             $.41            $.29
                                                                        ========         ========         ========        ========

Weighted average number of
 common shares outstanding                                                57,986           54,224           57,581          53,954
                                                                        ========         ========         ========        ========
Weighted average number of
 common and common
 equivalent shares outstanding                                            63,403           60,218           63,014          59,688
                                                                        ========         ========         ========        ========
The accompanying notes are an integral part of the supplemental consolidated financial statements.



              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                                                                       Six Months Ended June 30,
                                                                                                      ---------------------------
                                                                                                          1998           1997
                                                                                                      -------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                                                $ 26,014      $ 17,498
Amounts that reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization                                                                               6,474         3,789
 Tax benefit from exercise of stock options                                                                 10,189         4,984
 Changes in assets and liabilities:
   Increase in accounts receivable                                                                         (31,571)      (27,103)
   (Increase) decrease in unbilled revenue on contracts                                                     (2,040)          601
   Increase in prepaid expenses and other current assets                                                    (9,058)       (2,342)
   (Decrease) increase in accounts payable                                                                    (156)        5,061
   Increase in accrued expenses                                                                              9,506        10,469
   Increase in deferred revenue                                                                              4,846         7,890
   Increase in income taxes payable                                                                          2,588         2,684
   Other, net                                                                                                 (875)       (1,671)
                                                                                                          --------      --------
     Net cash provided by operating activities                                                              15,917        21,860
                                                                                                          --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                                                                        (12,865)      (10,682)
Purchase of investments held to maturity                                                                   (13,557)       (9,255)
Maturity of investments                                                                                      7,669         7,511
                                                                                                          --------      --------
     Net cash used for investing activities                                                                (18,753)      (12,426)
                                                                                                          --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of loan                                                                                             (823)            -
Obligations under capital leases                                                                              (185)          (41)
Dividend distribution                                                                                       (1,129)       (2,201)
Proceeds from employee stock purchase plan                                                                   3,390         2,140
Proceeds from exercise of stock options                                                                     13,975         4,564
                                                                                                          --------      --------
     Net cash provided by financing activities                                                              15,228         4,462
                                                                                                          --------      --------


Effect of foreign exchange rate changes on cash                                                                336          (235)

Net increase in cash and cash equivalents                                                                   12,728        13,661
Cash and cash equivalents at beginning of period                                                            39,649        26,456
                                                                                                          --------      --------
Cash and cash equivalents at end of period                                                                $ 52,377      $ 40,117
                                                                                                          ========      ========
The accompanying notes are an integral part of the supplemental consolidated financial statements.



              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

A.  BASIS OF REPORTING
    ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Excell Data Corporation ("Excell"), a systems integrator of Microsoft-centric solutions headquartered in Bellevue, Washington. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for using the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Certain prior period amounts have also been reclassified to conform to current period presentation. In the opinion of management, the supplemental consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results of operations, and cash flows as of the dates and for the periods presented. The supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these statements do not include all the disclosures normally required by generally accepted accounting principles for annual financial statements nor those normally made in the Company's Annual Report on Form 10-K. Accordingly, reference should be made to the Company's supplemental consolidated financial statements included in this prospectus for additional disclosures, including a summary of the Company's accounting policies, which have not changed. The supplemental consolidated results of operations for the three and six months ended June 30, 1998 are not necessarily indicative of results for the full year.

B. ACQUISITION
   -----------

On August 31, 1998, the Company acquired all of the outstanding capital stock of Excell. This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Excell in an exchange of 1,680,416 shares of the Company's common stock for all outstanding shares of capital stock of Excell. The acquisition has been accounted for using the pooling of interests method of accounting. Founded in 1991, Excell had approximately 510 employees at the time of the acquisition, located in Bellevue, Washington, Portland, Oregon, and Denver, Colorado. Costs, which consist primarily of investment banking fees, accounting fees, legal fees and business integration costs, related to this acquisition approximated $1.7 million and are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the third quarter of 1998.

C.   REVOLVING CREDIT FACILITY
     -------------------------

In September 1998, the Company obtained a $50.0 million unsecured senior revolving credit facility (the "Facility") through a syndication arrangement committed equally by The Chase Manhattan Bank ("Chase") and Fleet National Bank. The Facility expires on September 10, 2001 and replaces the Company's previously maintained $20.0 million revolving credit facility that expired on June 30, 1998. The Facility is administered by Chase and carries a commitment fee, payable quarterly in arrears, calculated based on the unused portion of the new Facility and a price grid as set forth in the credit agreement. The Facility permits the Company to elect any of three possible interest rate formulas as defined in the credit agreement. Interest is payable in arrears based on an interest period determined by the interest rate elected by the Company. The Facility requires, among other things, the Company to maintain certain financial ratios, including debt service coverage, debt to capital, and net worth. At June 30, 1998 and December 31, 1997, the Company had no balance outstanding under its revolving credit facility.

D.  NET INCOME PER SHARE
    --------------------

The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share," ("SFAS 128") beginning with the year ended December 31, 1997, which includes retroactively restating earnings per share for all prior periods for which earnings per share ("EPS") data is presented. SFAS 128 requires the presentation of basic and diluted EPS. Basic net income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents (using the treasury stock method). The following table presents the calculation of earnings per share for the three and six months ended June 30, 1998 and 1997 (in thousands except per share data):




                                      Three Months Ended         Six Months Ended
                                      ------------------        -------------------
                                       1998          1997         1998        1997
                                      -------     --------      -------     -------

Net income                            $13,534      $ 9,605       $26,014     $17,498
                                      =======      =======       =======     =======
Basic:
 Weighted average common
   shares outstanding                  57,986       54,224        57,581      53,954
                                     ========      =======       =======     =======
Net income per share                     $.23         $.18          $.45        $.33
                                     ========      =======       =======     =======
Diluted:
 Weighted average common
   shares outstanding                  57,986       54,224        57,581      53,954
 Dilutive effects of stock options
    and warrants                        5,417        5,994         5,433       5,734
                                      -------      -------       -------     -------
 Weighted average common and
   common equivalent shares
   outstanding                         63,403       60,218        63,014      59,688
                                      =======      =======       =======     =======
  Net income per share                   $.21         $.16          $.41        $.29
                                      =======      =======       =======     =======


During the period from April 1, 1996 through August 31, 1998 (the date of the Company's acquisition of Excell), Excell elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, Excell's individual stockholders are deemed to have received a pro rata distribution of taxable income of Excell (whether or not an actual distribution was made), which is included in each stockholder's taxable income. Accordingly, Excell did not provide for income taxes during the period from April 1, 1996 through August 31, 1998. Excell's S-Corporation tax reporting status was terminated on the date of acquisition and therefore, the undistributed earnings of Excell, as of the date of acquisition, will be reclassifed to additional paid-in-capital as of August 31, 1998. Pro forma net income per share data is presented below to reflect the pro forma increase to historical income taxes related to Excell as if Excell was a C-Corporation for tax reporting purposes for the periods presented.




                                           Three Months Ended June 30,     Six Months Ended June 30,
                                                1998           1997          1998           1997
                                           --------------  ------------  -------------  ------------
Pro forma data (unaudited):
 Historical income before income taxes           $22,577        $15,736        $43,106       $28,999
 Provision for income taxes:
   Historical income taxes                         9,043          6,131         17,092        11,501
   Pro forma increase (decrease) to
     historical income taxes                         (13)           222            159           217
                                                 -------        -------        -------       -------
 Pro forma net income                            $13,547        $ 9,383        $25,855       $17,281
                                                 =======        =======        =======       =======

 Pro forma basic net income per share            $   .23        $   .17        $   .45       $   .32
                                                 =======        =======        =======       =======
 Pro forma diluted net income per share          $   .21        $   .16        $   .41       $   .29
                                                 =======        =======        =======       =======

 Weighted average number of
   common shares outstanding                      57,986         54,224         57,581        53,954
                                                 =======        =======        =======       =======

 Weighted average number of
   common and common equivalent
     shares outstanding                           63,403         60,218         63,014        59,688
                                                 =======        =======        =======       =======


E.  FOREIGN EXCHANGE CONTRACTS
    --------------------------

The Company maintains foreign exchange contracts to mitigate the risk of changes in foreign exchange rates associated with intercompany balances. The contracts generally have maturities of one month. The impact of exchange rate movements on contracts is recorded in other income in the period in which the exchange rates change, generally consistent with the term of the contract. As of June 30, 1998, the Company held foreign exchange forward contracts of approximately $10.2 million and there were no related deferred gains and losses. The Company does not hold foreign exchange contracts for trading purposes.



F.  COMPREHENSIVE INCOME
    --------------------

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income presents a measure of all changes in equity that result from recognized transactions and other economic events during the period other than transactions with stockholders. SFAS 130 requires restatement of all prior period financial statements presented and is effective for the periods beginning after December 15, 1997. The Company has elected to disclose this information in its annual Statement of Stockholders' Equity. The following table presents the calculation of comprehensive income and its components for the three and six months ended June 30, 1998 and 1997 (in thousands):


                                   Three Months Ended        Six Months Ended
                                   -------------------  ----------------------------
                                     1998       1997      1998           1997
                                   ---------  --------  ---------  -----------------

 Comprehensive income:
   Net income                        $13,534   $9,605    $26,014        $17,498
   Foreign currency translation
     adjustments                         237     (849)    (1,436)        (2,024)
                                     -------   ------    -------        -------
   Comprehensive income              $13,771   $8,756    $24,578        $15,474
                                     =======   ======    =======        =======

G.  EXCELL PHANTOM STOCK PLAN
    -------------------------

Excell maintained a 1996 Class I Phantom Stock Plan ("Phantom Plan") under which Excell granted nonqualified Phantom stock units to qualifying employees. The Phantom Plan entitled a holder to surrender the units for cash equal to the defined per-unit amount derived from net income of Excell over the holding period of the units. The Phantom Plan also provided for a five-year vesting period along with other restrictions regarding redemption. The Phantom Plan also contained provisions related to payments to holders of units based on a defined market value if Excell was sold or a major change in ownership (collectively "change in control") occurred as defined under the Phantom Plan agreement. The acquisition of Excell by the Company qualified as a change in control under the Phantom Plan. As a result, upon consummation of the acquisition, the Company recorded a charge to operations of $6.7 million in the quarter ended September 30, 1998, representing amounts to be paid to Phantom Plan participants subsequent to the closing. In accordance with the Phantom Plan, as a result of the acquisition, the Phantom Plan was terminated.

H.  NEW ACCOUNTING PRONOUNCEMENTS
    -----------------------------

In March 1998, Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), was issued. SOP 98-1 provides guidance on applying generally accepted accounting principles in addressing whether and under what condition the costs of internal-use software should be capitalized. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998, however earlier adoption is encouraged. The Company adopted the guidelines of SOP 98-1 as of January 1, 1998.

In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. Interim reporting disclosures are not required in the first year of adoption. SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and expands the required disclosures for each segment. The Company will adopt SFAS 131 in the fourth quarter of 1998 and is currently determining the impact of such adoption on its reporting as currently presented.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded for each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently determining the impact of the adoption of SFAS 133 on the Company's results of operations and financial position.

===================================================


No person has been authorized to give any
 information or to make any representations other
 than those contained in this Prospectus and, if
 given or made, such information or
 representations must not be relied upon as having
 been authorized by the Company, any Selling
 Stockholder or any other person. This Prospectus                     .
 does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                  ----------

             TABLE OF CONTENTS

                                              Page
---------------------------------------------------
Available Information                           2
Incorporation of Certain Information
   by Reference                                 3
The Company                                     4
Recent Developments                             5
Risk Factors                                    6
Use of Proceeds                                 9
Selling Stockholders                            9
Plan of Distribution                           12
Legal Matters                                  12
Experts                                        13
Index to Supplemental Consolidated
   Financial Statements                       F-1
---------------------------------------------------


---------------------------------------------------



                  1,512,392 SHARES





  CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.



                    COMMON STOCK


                    ----------

                    PROSPECTUS

                    ----------




                 October ___, 1998


----------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:


   SEC Registration Fee..................... 10,331.29
   Legal fees and expenses.................. 20,000.00
   Accounting fees and expenses............. 10,000.00
                                             ---------
   TOTAL.................................... 40,333.29







     The Company will bear all expenses shown above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation, as amended, provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Amended and Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998. The Company maintains directors' and officers' liability insurance to insure the directors and certain officers of the Company against certain liabilities and certain expenses in connection therewith which arise out of or in connection with their capacities as such.

ITEM 16. EXHIBITS.

   4.1 Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, and filed on August 14, 1998).*

   4.2 Rights Agreement, dated as of June 23, 1997, by and between Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated June 23, 1997, and filed on July 1, 1997) (the "Rights Agreement").*

   4.3 Amendment No. 1 to Rights Agreement, dated as of September 30, 1998, by and between Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC, as Rights Agent.**

   5      Opinion of Testa, Hurwitz & Thibeault, LLP**
   23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants**
   23.2   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5)**
   24     Power of Attorney (included on signature page)**
   27     Restated Financial Data Schedules**
________________________
* Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

** Filed herewith.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or

15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on September 30, 1998.

                                    CAMBRIDGE TECHNOLOGY PARTNERS
                                     (MASSACHUSETTS), INC.


                                  BY: /s/ James K. Sims
                                      ---------------------------
                                      JAMES K. SIMS
                                      PRESIDENT



                        POWER OF ATTORNEY AND SIGNATURES

We, the undersigned Officers and Directors of Cambridge Technology Partners (Massachusetts), inc., hereby severally constitute and appoint James K. Sims and Arthur M. Toscanini, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement, and generally do all things in our names and on our behalf in such capacities to enable Cambridge Technology Partners (Massachusetts), Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                TITLE(S)                                     DATE
-----------------------------------  -------------------------------------------------     ---------------------------

/s/ James K. Sims                    PRESIDENT (CHIEF EXECUTIVE OFFICER) AND DIRECTOR         SEPTEMBER 30, 1998
--------------------------
JAMES K. SIMS


/s/ Arthur M. Toscanini              EXECUTIVE VICE PRESIDENT - FINANCE AND TREASURER         SEPTEMBER 30, 1998
--------------------------           (CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING
ARTHUR M. TOSCANINI                  OFFICER)


SIGNATURE                               TITLE(S)                           DATE
---------                               --------                           ----

/s/ Warren V. Musser                    DIRECTOR                           SEPTEMBER 30, 1998
-----------------------------------
WARREN V. MUSSER


/s/ Jack L. Messman                     DIRECTOR                           SEPTEMBER  30, 1998
-----------------------------------
JACK L. MESSMAN


/s/ John W. Poduska, Sr.                DIRECTOR                           SEPTEMBER  30, 1998
-----------------------------------
JOHN W. PODUSKA, SR.


/s/ James I. Cash, Jr.                  DIRECTOR                           SEPTEMBER  30, 1998
-----------------------------------
JAMES I. CASH, JR.


/s/ Robert E. Keith, Jr.                DIRECTOR                           SEPTEMBER  30, 1998
-----------------------------------
ROBERT E. KEITH, JR.


/s/ James D. Robinson III               DIRECTOR                           SEPTEMBER  30, 1998
-----------------------------------
JAMES D. ROBINSON III

                                 EXHIBIT INDEX

      EXHIBIT NO.                                          DESCRIPTION OF EXHIBIT
------------------------  ----------------------------------------------------------------------------------------
           4.1            AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY, AS AMENDED
                          (INCORPORATED HEREIN BY REFERENCE TO EXHIBIT 3.1 TO THE COMPANY'S QUARTERLY REPORT ON
                          FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998, AND FILED ON AUGUST 14, 1998).*
           4.2            RIGHTS AGREEMENT, DATED AS OF JUNE 23, 1997, BY AND BETWEEN CAMBRIDGE TECHNOLOGY
                          PARTNERS (MASSACHUSETTS), INC. AND CHASEMELLON SHAREHOLDER SERVICES, LLC, AS RIGHTS
                          AGENT (INCORPORATED HEREIN BY REFERENCE TO EXHIBIT 4.1 TO THE COMPANY'S CURRENT REPORT
                          ON FORM 8-K, DATED JUNE 23, 1997, AND FILED ON JULY 1, 1997) (THE "RIGHTS AGREEMENT").*
           4.3            AMENDMENT NO. 1 TO RIGHTS AGREEMENT, DATED AS OF SEPTEMBER 30, 1998, BY AND BETWEEN
                          CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC. AND CHASEMELLON SHAREHOLDER
                          SERVICES, LLC, AS RIGHTS AGENT.**
           5              OPINION OF TESTA, HURWITZ & THIBEAULT, LLP**
          23.1            CONSENT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS**
          23.2            CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP (INCLUDED IN EXHIBIT 5)**
          24              POWER OF ATTORNEY (INCLUDED ON SIGNATURE PAGE)**
          27              RESTATED FINANCIAL DATA SCHEDULES**

________________________
 * NOT FILED HEREWITH. IN ACCORDANCE WITH RULE 411 PROMULGATED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, REFERENCE IS MADE TO THE DOCUMENTS PREVIOUSLY FILED WITH THE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE HEREIN.

**  FILED HEREWITH.